exhibit 99.1

For Immediate Release	Date: January 29, 2018
18-6-TR

Teck Announces First Oil at Fort Hills

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced that first oil has been achieved at the Fort Hills Project.

Suncor, as operator of the Fort Hills Energy Limited Partnership, has confirmed that the Fort Hills project is ramping up production following the safe startup of secondary extraction on January 27, 2018. As expected, the first of three trains from secondary extraction is now online and production on this train will continue to ramp up through the first quarter.

“We are pleased to reach this important milestone. The production of first oil at Fort Hills is the culmination of the hard work of thousands of people since the project was sanctioned by the Fort Hills partners in 2013,” said Don Lindsay, President and CEO. “We look forward to the ramp up to full production and to the continued growth of our energy business. Fort Hills is a long-life asset that will generate significant value for our company for decades to come. Its life cycle carbon intensity is projected to be lower than approximately half of the oil refined in North America.”

The project has already completed five test runs of the front end of the plant, producing 1.4 million barrels of froth. The froth was trucked to Suncor’s base plant for further processing.

The second and third trains of secondary extraction are being insulated and are expected to start up in the first half of 2018, as planned. Fort Hills remains on track to reach 90% of nameplate capacity of 194,000 bbls/d by the end of 2018. Suncor has guided toward cash operating costs per barrel for Fort Hills of $20 -$30/bbl by the 4th quarter of 2018.

Forward-Looking Statements
This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). Forward-looking statements and information can be identified by the use of words such as “expects”, “intends”, “is expected”, “potential” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or achieved. Forward-looking statements include statements regarding Teck and Suncor’s expectations regarding commissioning and future expectations of the Fort Hills Project.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that may cause actual results to vary include, but are not limited to, unplanned disruptions in construction or operation, including due to weather or natural disaster, unforeseen site conditions, labour productivity below underlying estimates, labour disruptions, plant upsets, unforeseen technical issues, changes in the price of consumable inputs, and other risk factors as detailed from time to time in Teck’s reports filed with Canadian securities administrators and the U.S. Securities and Exchange Commission.

Certain of these risks are described in more detail in the annual information form of Teck and in its public filings with Canadian securities administrators and the U.S. Securities and Exchange Commission. Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities law.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com

Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com